Exhibit 99.1

WESTERN COPPER AND GOLD ANNOUNCES COMPLETION OF LEADERSHIP TRANSITION

VANCOUVER, BC, Jan. 2, 2025 /CNW/ - Western Copper and Gold Corporation ("Western" or the "Company") (TSX: WRN) (NYSE American: WRN) has completed its previously announced management succession process. Dr. Paul West-Sells' role as President of the Company concluded on December 31, 2024, and Mr. Sandeep Singh has assumed the role of President alongside his existing responsibilities as Chief Executive Officer.

"I want to thank Paul for his many contributions towards advancing Casino into a globally significant project. We wish him the very best in his future endeavors." said Sandeep Singh, President & CEO. "Over the course of 2024, we recruited several high caliber professionals to the senior management team and to the Board of Directors. Those additions, together with the strength and dedication of our Yukon-led projects team, have positioned us for success. We look forward to an exciting 2025 for the Casino project."

ABOUT WESTERN COPPER AND GOLD CORPORATION

Western Copper and Gold Corporation is developing the Casino Project, Canada's premier copper-gold mine in the Yukon Territory and one of the most economic greenfield copper-gold mining projects in the world.

The Company is committed to working collaboratively with our First Nations and local communities to progress the Casino project, using internationally recognized responsible mining technologies and practices.

For more information, visit www.westerncopperandgold.com.

On behalf of the board,

"Sandeep Singh"

Sandeep Singh
President and Chief Executive Officer
Western Copper and Gold Corporation

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "plans", "projects", "intends", "estimates", "envisages", "potential", "possible", "strategy", "goals", "opportunities", "objectives", or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions. Such forward-looking statements herein include statements regarding the successful transition of leadership roles, the anticipated contributions of the senior management team and Board of Directors, the continued advancement of the Casino project, and the Company's expectations for 2025.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual events to be materially different from those expressed or implied by such statements. Such factors include but are not limited to the risk of unforeseen challenges in advancing the Casino project, potential impacts on operational continuity, changes in general market conditions that could affect the Company's performance; and other risks and uncertainties disclosed in the Company's annual information form and Form 40-F for the most recently completed financial year and its other publicly filed disclosure documents.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to the smooth transition of leadership roles, the successful integration of new senior management and Board members, the continued advancement of the Casino project according to established timelines, stable market and regulatory conditions, and such other assumptions and factors as set out herein, and in the Company's annual information form and Form 40-F for the most recently completed financial year and its other publicly filed disclosure document.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, other factors may cause results to be materially different from those anticipated, described, estimated, assessed or intended. These forward-looking statements represent the Company's views as of the date of this news release. There can be no assurance that any forward-looking statements will be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not intend to and does not assume any obligation to update forward-looking statements other than as required by applicable law.

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SOURCE Western Copper and Gold Corporation

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%CIK: 0001364125

CO: Western Copper and Gold Corporation

CNW 16:30e 02-JAN-25